Exhibit 99.2

NOTICE OF CHANGE IN CORPORATE STRUCTURE
Pursuant to Section 4.9 of National Instrument 51-102
 Continuous Disclosure Obligations
Item 1	Names of the parties to the transaction
Brookfield Renewable Partners L.P. (formerly known as Brookfield Renewable Energy Partners L.P.) (the "Partnership").
Item 2	Description of the transaction
On May 3, 2016, the Partnership amended and restated its limited partnership agreement to change its name from Brookfield Renewable Energy Partners L.P. to Brookfield Renewable Partners L.P. The Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated May 3, 2016 giving effect to the name change has been filed on SEDAR and is available under the Partnership's profile at www.sedar.com.
Item 3	Effective date of the transaction
May 3, 2016.
Item 4	Name of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity
The Partnership remains a reporting issuer in all of the provinces and territories of Canada.
Item 5	Date of the reporting issuer's first financial year-end after the transaction
Not applicable.
Item 6
Periods, including the comparative periods, if any, of the interim financial reports and the annual financial statements required to be filed for the reporting issuer's first financial year after the transaction

Not applicable.
Item 7	Documents filed under NI 51-102 that describe the transaction and where those documents can be found in electronic format
Not applicable.
Dated May 4, 2016.